Exhibit 99.1

Press Release

Sify acquires EAP Global
Launches ‘Sify Assure’ for Information Assurance Services

Chennai, India, July 6, 2004: SIFY LTD (Nasdaq National Markets: Sify), India’s premier Internet, networking & eCommerce company, recently acquired EAP Global - a global provider of Information Assurance consulting solutions based on a proprietary “Information Assurance Framework” developed on Industry standards and guidelines. Key services offered comprise Information Security Services, Business Continuity Planning & Certification & Accreditation Services. The services are delivered using a global delivery model. This is an innovative consulting model, combining onsite consulting with offshore support, as well as remote managed services.

Today’s business environment is marked by increased competition, and the need for quicker and better information for decisions. In addition, the complexity of systems and the anonymity of the Internet present barriers to growth. Businesses and their customers need independent assurance that the information on which decisions are based is reliable.

Sify Enterprise solutions, with it’s clear leadership in providing networking solutions to Indian Enterprises, now will be able to provide a comprehensive set of services in the emerging area of Information Assurance.

Commenting on the acquisition, Mr. Rahul Swarup, President, Sify Enterprise Solutions said, “India now has its first specialist “Information Assurance” service provider in Sify. We shall address both the domestic & global market through Sify Assure, a newly formed business line for Information Assurance services. This further reflects Sify’s commitment to continually serve all critical Enterprise technology needs.”

Mr. Venky Somasundaram, CEO EAP Global said, “Our acquisition by Sify will provide the networking expertise that is integral to enhance our global delivery model. We shall now address Enterprise needs both globally, and in India, with an accelerated pace of innovation, enhanced skill sets & operational efficiencies.”

Now in it’s fourth year of operations, EAP Global has established a global footprint (covering USA, Europe, Middle East & Asia) and built a strong list of blue chip clientele (in domains such as BFSI, Airlines, Manufacturing & Telecom).

“Sify Assure” is now well poised to help Indian Enterprises strike the right balance between proactive, detective & reactive approaches to Information Assurance. With Sify & EAP Global’s shared ideals of relationship, trust & customer focus this acquisition aims to fulfill the Information Assurance requirements of Domestic and Global organizations.

About Sify:

Sify Limited is the largest network and e-Commerce services company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 63 points of presence in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of 31st March 2004, a host of blue chip customers used Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 63 cities. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the quarter ended March 31, 2004 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:

Mr. David Appasamy
Chief Communications Officer
Sify Limited
Phone: 91-44-2254 0770 Extension: 2013
Email: david_appasamy@sifycorp.com
Corporate Website: www.sifycorp.com

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